FSP 303 EAST WACKER DRIVE CORP.

401 Edgewater Place, Suite 200

Wakefield, MA 01880

July 18, 2018

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Gupta Barros, Assistant Director, Office of Real Estate and Commodities

Re:	FSP 303 East Wacker Drive Corp.
Form PREM 14A
Filed July 6, 2018
File No. 000-53165

Dear Ms. Barros:

This letter is submitted in response to comments contained in your letter dated July 12, 2018 (“Comment Letter”) to Mr. George J. Carter, Chairman and Chief Executive Officer of FSP 303 East Wacker Drive Corp. (the “Company”) concerning the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The responses correspond to the number and headings of the comments presented in the Comment Letter.

Annex C: Purchase and Sale Agreement

Comment:

1.	Please revise your disclosure to confirm whether the waiver of trial by jury provision on page 26 applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Company’s Response:

The waiver of trial by jury provision referenced is set forth in Section 17.9 of the Purchase and Sale Agreement, dated as of June 28, 2018, by and between FSP 303 East Wacker Drive LLC, a wholly-owned subsidiary of the Company (the “LLC”), and the buyer named therein (the “Buyer”) for the sale and purchase of the Company’s real estate asset (the “Purchase and Sale Agreement”). No equity holders of the Company, the LLC or the Buyer are party to the Purchase and Sale Agreement or sought to be bound by the Purchase and Sale Agreement, which simply sets forth the terms and conditions of the sale transaction. Although there may be securities law implications arising from certain types of purchase agreements, such as securities purchase agreements, purporting to bind investors in connection with an offering of securities to them, the Purchase and Sale Agreement does not involve such considerations. Therefore, the Company believes that there are no securities law implications arising from the Purchase and Sale Agreement and thus no additional disclosure is required in the Preliminary Proxy Statement regarding whether the Purchase and Sale Agreement’s waiver of jury trial provision would be applicable to claims made under the federal securities laws.

If you require any additional information, please contact the undersigned by telephone at (781) 557-1303.

Sincerely,

/s/ Scott H. Carter

Scott H. Carter

Executive Vice President, General Counsel and Secretary

FSP 303 East Wacker Drive Corp.

cc: Joshua Lobert, Staff Attorney

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